Exhibit 99.1

Biofrontera reports third quarter and first nine months 2020 results

Leverkusen, Germany, November 11, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today published its results for the third quarter ended September 30, 2020. In addition, the Company provided an overview of the current business performance.

Financial figures

in EUR thousands	9M 2020	9M 2019	Q3 2020	Q3 2019
Sales revenue	20,829	19,059	4,713	5,155
Research and development costs	(3,403)	(3,215)	(1,014)	(894)
General administrative costs	(6,882)	(12,108)	(2,470)	(4,340)
Sales and marketing costs	(16,340)	(20,635)	(4,189)	(6,440)
Loss on operations	(8,364)	(21,093)	(4,036)	(8,229)
Other expenses and income	(1,630)	20,828	(1,438)	(2,407)
Loss/profit before income tax	(11,635)	(2,524)	(6,401)	(11,550)

“The coronavirus pandemic continues to be a tremendous challenge for us all. Following a 30% decline in product sales in the first half of the year when compared to the same period in 2019, the decline for the first nine months of 2020 has narrowed to just 23%. The closing of the revenue gap is mainly due to the crisis in the USA, whose gradual easing is reflected in the sales figures. The overall decrease in US-revenues was compensated by the strong sales performance in Germany and the one-time payment made by Maruho Co., Ltd., so that an overall 9% increase in sales was achieved compared to the same period last year” commented CEO Prof. Dr. Hermann Lübbert. “In the third quarter, we saw sales stabilize to a great extent in line with the usual seasonality. Even against the background of the ongoing pandemic, we are therefore optimistic about the fourth quarter. Due to the implementation of our global cost-saving measures since March, we managed to keep Q3 operating costs during the coronavirus crisis well below the previous year’s level. As a result, our operating result was considerably better than in Q3 2019 despite the 9% drop in quarterly sales.”

Business performance

In the period from January 1 to September 30, 2020, the Biofrontera Group generated total revenues of EUR 20,829 thousand, an increase of 9% compared to EUR 19,059 thousand in the same period last year. Revenues from product sales amounted to EUR 14,337 thousand, a decrease of 23% compared to the same period of the previous year. Total revenues include the one-time payment of EUR 6,000 thousand received by the Company as part of the licensing agreement with Maruho signed on April 20, 2020.

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The most significant impact of the coronavirus crisis was felt in the USA. There, product sales of EUR 9,095 thousand generated in the reporting period were down 33% compared to the same period of the previous year (EUR 13,603 thousand). This includes EUR 202 thousand in sales generated with Xepi™.

Nine-month sales in Germany, on the other hand, increased by 19% to EUR 3,893 thousand (previous year period: EUR 3,279 thousand). Sales in other European countries decreased by 26% to EUR 1,349 thousand (previous year period: EUR 1,810 thousand).

Expenses and result of operations

As a result of the cost reduction measures introduced throughout the Company in March, operating expenses were significantly lower in Q3 2020 compared to the same period last year. In particular, sales and marketing expenses were significantly lower year-on-year. Additionally, administrative expenses were further reduced due to lower legal costs. 2019 figures also included costs related to the first-time consolidation of Cutanea Life Sciences, Inc.

The loss from operating activities improved by EUR 12,729 thousand to EUR 8,364 thousand compared to a loss of EUR 21,093 thousand in Q3 2019.

Current clinical studies

In October, the clinical phase of the pharmacokinetics study in the US, which has been ongoing since the beginning of the year, was completed. This study evaluated the safety of photodynamic therapy for the treatment of actinic keratoses on large or multiple surfaces using up to three tubes of Ameluz® at a time. Despite delays in patient recruitment due to the coronavirus pandemic, the clinical phase of the study was completed in early October with the so-called “last subject last visit”. The Company still expects to complete the final study report before the end of the year. The study is another important milestone to increase the competitiveness of Ameluz® in the US.

At the same time, the new BF-RhodoLED® XL lamp is being completed, which enables the application of Ameluz® on larger areas. Due to delays in the supply of parts for the first manufacturing batch caused by the coronavirus crisis, the dossier for marketing approval will now be submitted to the FDA in the first quarter of 2021.

Despite the difficult conditions, Biofrontera is working intensively to maintain all ongoing clinical studies and to meet the communicated timelines as far as possible. The already slow patient recruitment of the Phase III study of Ameluz® in the US for the treatment of basal cell carcinoma also continues as planned.

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Litigation

Since September, the company has been engaged in a process of mediation with the Deutsche Balaton Group by order of the US District Court for the Southern District of New York. Within the framework of the ongoing process of mediation, an experienced and renowned mediator has been engaged to resolve ongoing (legal) disputes. In order to have sufficient time for the complex negotiations, the parties mutually agreed to extend the original deadline of November 11, 2020 until the end of February 2021.

In its ruling of September 22, 2020, the German Federal Supreme Court overturned a ruling of the Cologne Higher Regional Court of November 15, 2018, which had been directed against the Company. The reversed judgment of the Cologne Higher Regional Court concerned an action for rescission and nullity by the shareholder Deutsche Balaton AG, which is directed against resolutions of the Annual General Meeting on May 24, 2017. The matter has now been referred back to the Cologne Higher Regional Court for retrial and decision. In its reasons for the decision, the Cologne Higher Regional Court assumed that the Management Board had violated the requirement of equal treatment of shareholders in connection with a capital increase carried out in October/November 2016 in a severe and unequivocal manner. The German Federal Supreme Court has now determined that the violation of law assumed by the Cologne Higher Regional Court has not at all occurred. Among other things, the Annual General Meeting on May 24, 2017, had resolved to create new authorized capital.

The Company has again submitted an application to the Cologne Higher Regional Court for approval of the capital increase resolved by the 2020 Annual General Meeting.

In the trial of DUSA Pharmaceuticals, Inc. (DUSA) filed in March 2018 with the District Court of Massachusetts against the Biofrontera Group, in October the further proceedings were referred to the decision by a jury. A trial date has not yet been set. The lawsuit includes the alleged infringement of DUSA Patents No. 9,723,991 and No. 8,216,289 through the sale of BF-RhodoLED® in the USA, claims based on unauthorized use of alleged trade secrets as well as tortious interference with contractual relations and deceptive and unfair trade practices. DUSA has asserted considerable claims for damages in these proceedings. However, the Company considers these to be unfounded and unsubstantiated.

Financial position

Cash and cash equivalents amounted to EUR 16.6 million as of September 30, 2020 compared to EUR 11.1 million as of December 31, 2019. This amount includes the proceeds from the mandatory convertible bond 2020/21 issued during the reporting period.

The prior financing requirement of at least EUR 5 million to maintain business operations until the end of April 2021 was covered by the successfully completed capital measure generating gross proceeds of EUR 7.9 million, leaving the Company with sufficient liquidity at present.

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Outlook

Biofrontera continues to be affected by the economic and social impact of the coronavirus pandemic. As a result, it remains difficult to accurately predict the company’s business performance. However, as in previous years, the Company expects a significant increase in sales in the fourth quarter.

Conference call

Conference calls for shareholders and interested investors will be held on Thursday, November 12, 2020, at the following times:

In German, November 12, 2020 at 10:00 am CET (4:00 am ET)
Dial-in number Germany: +49 69201744220
Conference code: 11842934 #

In English, November 12, 2020 at 2:00 pm CET (8:00 am ET)
Dial-in number USA: +1 8774230830
Dial-in number UK: +44 2030092470
Conference code: 17972359 #

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

The quarterly report will be available for download on our website at https://www.biofrontera.com/en/investors/financial-reports

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For enquiries, please contact:
Biofrontera AG	+49 (0) 214 87 63 2 0
Thomas Schaffer, Chief Financial Officer	ir@biofrontera,com

IR UK: Seton Services	+44 (0) 207 229 0805
Toni Vallen

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

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Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ. www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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